IN THE UNITED STATES DISTRICT COURT
                        FOR THE WESTERN DISTRICT OF TEXAS
                                 AUSTIN DIVISION
                                                                FILED
                                                          2009 JUN 30 PM 4:07
                                                        CLERK US DISTRICT COURT
                                                       WESTERN DISTRICT OF TEXAS
                                                        BY:    [INITIALS]
                                                           ------------------
                                                                 DEPUTY
FORGENT NETWORKS, INC.                  ss.
d/b/a ASURE SOFTWARE,                   ss.
                                        ss.
     Plaintiff,                         ss.
                                        ss.     Civil Action No. 09-A09CA 499LY
     V.                                 ss.                         -----------
                                        ss.
                                        ss.
DAVID SANDBERG; RED OAK                 ss.
PARTNERS, LLC; PINNACLE                 ss.
PARTNERS, LLP; THE RED OAK              ss.
FUND, L.P.; PINNACLE FUND,              ss.
LLLP; BEAR MARKET                       ss.
OPPORTUNITY FUND, L.P.; JAMES           ss.
GLADNEY; ROBERT GRAHAM;                 ss.
ANTOINE TRISTANI; PAT GOEPEL;           ss.
FENIL SHAH; SARLA SOFTWARE              ss.
LLC; CHIMANLAL SHAH; FALGUNI            ss.
SHAH; RUCHIR SHAH; SNEHAL               ss.
SHAH; VIBHA SHAH; USHMA SHAH,           ss.
                                        ss.
     Defendants.                        ss.
                                        ss.
                                        ss.



             COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS
             -------------------------------------------------------

     Plaintiff Forgent Networks, Inc., d/b/a Asure Software, ("Forgent" or "the Company"), a leading provider of workforce management software and services, by and through its undersigned counsel, alleges upon knowledge as to itself and its own acts and, unless otherwise specifically stated, upon information and belief as to all other matters, states as follows:

                             1. NATURE OF THE ACTION
                                --------------------

     1. Forgent brings this action for declaratory and other injunctive relief. The defendants have formed a group for the common purpose of seeking to control

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the direction of the Company, including offering a slate of directors for open positions on the Company's Board of Directors, but contrary to the applicable provisions the Securities Exchange Act of 1934 (the "1934 Act"), failed to disclose the formation of their group as required. As a result, the Company seeks, by this action, to remedy defendants' prior and continuing violations of the federal securities laws.

     2. Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") requires shareholders who own more than 5% of the stock in any publicly-traded company to disclose to the market certain information about their holdings. That disclosure must be made timely - within 10 days of acquiring 5% of the shares - and it must be made to the issuer of the stock, the exchange on which the shares are traded, and to the U.S. Securities & Exchange Commission (the "SEC"). Further, to prevent groups of investors from secretly coordinating their efforts, section 13(d) requires any persons acting as a "group" for the purpose of acquiring or holding securities of an issuer to make such a disclosure about the group, its stockholdings and its intent. In addition, section 14(a) of the 1934 Act and SEC Rule 14a-9 require that anyone who solicits proxies from other shareholders must provide all material information accurately and completely in the solicitation materials.

     3. Defendants in this case have violated, and are continuing to violate, both sections 13(d) and 14(a) of the 1934 Act and SEC Rules 13d-1 and 14a-9, among others. Indeed, led by New York based hedge fund manager Defendant David Sandberg ("Sandberg), Defendants in this case have conspired (and continue to conspire) to thwart Forgent's efforts to go private; to effect a hostile takeover of Forgent; to replace Forgent's Board of Directors (the "Board"); and to liquidate all of Forgent's assets for their own immediate short-term gain.

But in so doing, Defendants have failed to disclose the nature, extent and intent of their group, as required by the federal securities laws.

     4. In this lawsuit Forgent seeks declaratory and permanent injunctive relief that will prevent Defendants from benefiting from their wrongdoing, and that will provide the market with all material information regarding Defendants' interests in Forgent. Such fulsome disclosure will allow Forgent shareholders to evaluate their investments in Forgent and any actions relating to Forgent, including the election of directors. Absent this crucial information, Forgent's shareholders will be irreparably harmed.

                            II. JURISDICTION & VENUE
                                --------------------

     5. This action arises under sections 13(d), 14(a) and 20(a) of the 1934 Act, 15 U.S.C. ss. 78m(d), ss. 78n(a), ss. 78t(a), and the rules and regulations promulgated thereunder, including Rules 13d-1, 17 C.F.R. ss. 240.13d-1, and 14(a)-9,17 C.F.R. ss. 240.14a-9.

     6. Jurisdiction over the subject matter of this action is based upon 28 U.S.C. 1331, as Forgent's claims arise in part out of the laws of the United States, and pursuant to section 27 of the 1934 Act, 15 U.S.C. ss. 78aa.

     7. Venue is proper in this District because Forgent is headquartered in this District and a substantial part of the events or omissions giving rise to Forgent's claims occurred in this District. 28 U.S.C. ss. 1391(a)(2).

     8. Declaratory relief is appropriate pursuant to 28 U.S.C. ss. 2201 because an actual controversy exists regarding Defendants' compliance with sections 13(d) and 14(a) of the 1934 Act.

                                  III. PARTIES
                                       -------

     9. Plaintiff Forgent is a publicly traded company incorporated under the laws of Delaware and headquartered at 108 Wild Basin Road in Austin, Texas. Shares of the common stock of Forgent are traded on the NASDAQ Capital Market System under the symbol "ASUR."

     10. Defendant Sandberg is an individual and citizen of New York who serves as the managing member and portfolio manager of Defendant Red Oak Partners, LLC. Defendant Sandberg can be served with process at 654 Broadway, Suite 5, New York, New York 10012.

     11. Defendant Red Oak Partners LLC ("Red Oak LLC") is a New York limited liability company. Sandberg is the managing member of Red Oak LLC. Defendant Red Oak LLC can be served with process by serving Defendant Sandberg (see P. 12 above).

     12. Defendant Red Oak Fund LP ("Red Oak LP") is a Delaware limited partnership. Sandberg is the managing member of Red Oak LP's general partner, Red Oak LLC. Defendant Red Oak LP can be served with process by serving Defendant Sandberg (see P. 12 above). Alternatively, Red Oak LP may be served with process by delivering a copy of this Complaint and summons to its registered agent, Blumberg Excelsior Corporate Services, 1220 N. Market Street, Suite 806, Wilmington, Delaware 19801.

     13. Defendant Pinnacle Partners LLC ("Pinnacle LLC") is a Colorado limited liability company. Sandberg is the managing member of Pinnacle LLC's general partner, Red Oak LLC. Defendant Pinnacle LLC can be served with process by serving Defendant Sandberg (see P. 12 above).

     14. Defendant Pinnacle Fund LLLP ("Pinnacle LLLP") is a Colorado limited liability limited partnership. Sandberg is the managing member of Pinnacle LLLP's general partners, Pinnacle LLC and Red Oak LLC. Defendant Pinnacle LLLP can be served with process by serving Defendant Sandberg (see P. 12 above).

     15. Defendant Bear Market Opportunity Fund, L.P. ("Bear Market Fund") is a Delaware limited partnership. Sandberg is the managing member of the Bear Market Fund's investment advisor, Red Oak LLC. Defendant Bear Market Fund can be served with process by serving Defendant Sandberg (see P. 12 above). Alternatively, Defendant Bear Market Fund can be served with process via its Registered Agent, The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

     16. Defendants Sandberg, Red Oak LLC, Red Oak LP, Pinnacle LLC, Pinnacle LLLP and Bear Market Fund are referred to herein as the "Pinnacle Group Defendants." Sandberg controls the Pinnacle Group Defendants. As of June 23, 2009, the Pinnacle Group Defendants owned 3,112,105 shares of Forgent common stock, or 10% of all outstanding shares.

     17. Defendant James Gladney ("Gladney") is a citizen of Rhode Island. Defendant Gladney can be served with process c/o Liberty Capital Partners, One Richmond Square, Providence, Rhode Island 02906.

     18. Defendant Robert Graham ("Graham") is a citizen of Nevada. Defendant Graham can be served with process at 400 Panamint Road, Reno, Nevada 89521.

     19. Defendant Antoine Tristani ("Tristan") is a citizen of Texas. Defendant Tristani can be served with process c/o Astral Capital Management L.L.C., 701 Brazos Street, Suite 500, Austin, Texas 78701.

     20. Defendant Pat Goepel ("Goepel") is a citizen of Massachusetts. Defendant Goepel can be served with process at 16 Abbotswood Drive, Sudbury, Massachusetts 01776.

     21. Defendants Fenil Shah, Chimanlal Shah, Falguni Shah, Ruchir Shah, Snehal Shah, Vibha Shah and Ushma Shah are citizens of Rhode Island. Defendants Fenial Shah, Chimanlal Shah, Ruchir Shah and Vibha Shah may be served with process at 12 Pinetop Road, Barrington, Rhode Island 02806. Defendants Falguni Shah, Snehal Shah and Ushma Shah may be served with process at 32 Mallard Cove, Barrington, Rhode Island 02806.

     22. Defendant Sarla Software LLC is a Rhode Island limited liability company with a principal place of business at 12 Pinetop Road, Barrington, Rhode Island 02806. Defendant Fenil Shah is the President of Sarla Software LLC. Defendants Fenil Shah, Chimanlal Shah, Falguni Shah, and Vibha Shah controlled Defendant Sarla Software. Defendant Sarla Software LLC can be served with process by serving Defendant Fenil Shah, its Registered Agent, at 12 Pinetop Road, Barrington, Rhode Island 02806.

     23. Defendants Sarla Software, Fend Shah, Chimanlal Shah, Falguni Shah, Ruchir Shah, Snehal Shah, Vibha Shah and Ushma Shah are sometimes collectively referred to herein as the "Shah Group Defendants." As of May 27, 2009, the Shah Group Defendants beneficially owned 2,111,864 shares (about 6.8%) of Forgent's common stock.

                             IV. FACTUAL BACKGROUND
                                 ------------------

     24. Forgent is a leading provider of web-based workforce management solutions. Forgent was incorporated in 1985 as VTEL Corporation, and it designed, manufactured, sold and serviced videoconferencing systems. Though VTEL's stock price reached $10.62 in 2000, by September 2000 the stock had plummeted to only $2.75 per share, and it has generally remained at or below $5 per share since that time (and less than $1 since early 2008).

     25. Today Forgent does business as "Asure Software," and it provides web-based workforce management software to nearly 3,500 customers through its two lines of business software: iEmployee and NetSimplicity. Forgent acquired the Employee trade name and product line in October 2007 when it acquired all of the outstanding common stock of iSarla Inc. ("iSarla"), a company that was controlled by the Shah Group Defendants. Forgent has annual revenues of approximately $12 million and has cash (or cash equivalents) of just over $8 million.

     26. As of June 12, 2009, Forgent had 31,114,915 shares of common stock issued and outstanding. On June 26, 2009, the price of Forgent's common stock price closed at $0.25 per share, making Forgent's market capitalization approximately $7.77 million.

The Pinnacle Group Defendants Set Their Sights on Forgent as an "Asset Play"

     27. In late November or early December 2008, Sandberg contacted Forgent's Chief Financial Officer, Jay Peterson ("Peterson"). During that conversation, Sandberg indicated that he ran a small hedge fund in New York and that he had an interest in creating "a sizeable position" in Forgent. But interestingly,

Sandberg did not inquire about Forgent's software business; rather, he asked only about Forgent's cash position and its liabilities. Consistent with his line of inquiry, Sandberg represented that he was interested in Forgent as "an asset play."

     28. Peterson understood that Sandberg was expressing a desire to take control of Forgent and sell off its assets. Forgent was particularly vulnerable to such a takeover attempt as its market capitalization had dropped to a level that was less than its available cash.

     29. A few weeks later, in mid-December 2008, Sandberg contacted Forgent's then-Chairman, CEO and President, Richard Snyder ("Snyder") to continue discussing an investment in Forgent. Like his conversation with Peterson, Sandberg again did not ask questions about Forgent's software business, and like Peterson, Snyder understood that Sandberg's interest in Forgent was as "a liquidation play."

Forgent's Going Private Transaction

     30. On January 29, 2009, Forgent announced a plan to take the Company private (the "Going Private Transaction"). The Going Private Transaction was designed to maximize shareholder value and realize substantial cost savings, thereby accelerating Forgent's return to profitability and positive cash flow. Indeed, Forgent anticipated that the Going Private Transaction would result in cost savings of approximately $250,000 per quarter, or $1 million annually.

     31. To effectuate the Going Private Transaction, Forgent's Board recommended a two step transaction that would reduce the Company's number of shareholders to less than 300 so that the Company could (a) terminate the registration of its common stock, (b) suspend its reporting obligations with the

SEC, and (c) voluntarily de-list its common stock from the NASDAQ capital market. First, the Company would effect a 1-to-750 reverse stock split such that shareholders who owned less than 750 shares would have their shares cancelled and converted to cash. Second, the Company would effect a 750-to-1 forward stock split whereby any shareholders who owned more than 750 shares would have the same number of shares of common stock after the stock split.

     32. After the creation of a special committee, and numerous meetings of the committee and the Board as a whole, presentations by legal and financial advisors (including the receipt of a fairness opinion from Southwest Securities), Forgent's Board unanimously determined that the Going Private Transaction was in the best interests of the Company, and was fair, both substantively and procedurally, to all of the Company's stockholders, whether they would receive cash or new common stock for their shares.

     33. Forgent filed a preliminary proxy statement and Schedule 13E-3 with the SEC on April 21, 2009 and set a special meeting of shareholders to consider the Going Private Transaction for June 2, 2009.

Sandberg Opposes the Going Private Transaction and Speaks for a Group of Shareholders

     34. While not its designed intent, the Going Private Transaction would have had the practical effect of preventing the Pinnacle Group (led by Sandberg) from gaining control of Forgent's Board and effectuating any plan to liquidate the Company's assets. No doubt for precisely this reason, shortly after the Company's announcement in January 2009, Sandberg telephoned Snyder and Peterson to express his opposition to the Going Private Transaction. During that call, Sandberg inquired why Forgent would adopt the Going Private Transaction without first consulting its major investors.

     35. Upon information and belief, the Pinnacle Group Defendants owned less than 5% of Forgent's common stock in January 2009. Nonetheless, Sandberg informed Snyder and Peterson that the Company did not have the support of its investors and that the Going Private Transaction would not survive a shareholder vote. This was the first of many times that Sandberg spoke for a larger group of shareholders than the group that he himself controlled.

     36. On our around March 5, 2009, Sandberg again telephoned Snyder and Peterson, but unlike his earlier communications, during this call, Sandberg did not express an intent to liquidate Forgent's assets. Instead, Sandberg for the first time raised a platform of issues aimed at Forgent management generally and at Snyder specifically. In particular, Sandberg questioned the utility of Snyder's role with the Company; the distinction in duties between Snyder and Nancy Harris, Forgent's then-Chief Operating Officer; Snyder's salary; and the other boards of directors on which Snyder served. This platform of issues articulated by Sandberg would be mimicked by other Defendants in the near future
- the specificity of those comments belying any claim of coincidence.

Defendant Gladney Emerges As a Member of the Group

     37. For example, in early April 2009, during a meeting with Mr. Louis Mazzucchelli, a member of Forgent's Board, at which various topics unrelated to the Company were discussed, Defendant Gladney complained at length about Company management and the Going Private Transaction. During the course of this discussion, Gladney highlighted "alleged" facts and advanced theories and allegations identical to those previously advanced by Sandberg - thereby showing Mr. Gladney's participation in a common group.

Sandberg Prepares for A Proxy Fight and Again Speaks for the Group

     38. Beginning in April 2009, the Pinnacle Group Defendants began to amass stock holdings in Forgent, no doubt in preparation for a proxy fight, and in an effort to own enough voting shares that he could effectuate a "no" vote on the Going Private Transaction.

     39. On April 17, 2009, Sandberg (on behalf of the Pinnacle Group Defendants) sent a letter to Forgent's Board, in which he reported that he had acquired 7.3% of Forgent's common stock and that he was now Forgent's largest shareholder (the "April 17 Letter"). The April 17 Letter purported to list Sandberg's "concern" that the Going Private Transaction would disable shareholders' ability to nominate new directors to the Board. Sandberg also raised concerns regarding: (a) Forgent's continuing growth spending; (b) compensation, structure and accountability of senior management; (c) shareholder representation on the Board and management team; (d) inability of management to forecast its business; and (e) that the Going Private Transaction was detrimental to a majority of shareholders.

     40. The April 17 Letter further evidences coordination and communication between Sandberg and other shareholders. Specifically, the letter provides: "Jay Peterson has informed us twice that we are the only shareholders `out of twenty' he has spoken with who disagree with the go-private in advance of the annual meeting. We absolutely do not believe this is the case."

     41. On April 20, 2009, the Pinnacle Group Defendants fled a Form 13D with the SEC.(1) In their Form 13D, the Pinnacle Group Defendants disclosed that they owned 2,285,796 shares of Forgent which amounted to 7.35% of all outstanding shares of common stock. In Item 4 of the April 20, 2009 Form 13D, they describe the purpose of the transaction as follows:

          The reporting persons are concerned with Forgent's performance and currently intend to nominate a slate of Directors for election at the next annual meeting. However, the reporting persons are open to initially working with management and the Board in the near-term to address and resolve its concerns. Such concerns include Forgent attempting to go private in advance of holding its annual meeting, maintaining excessive operating costs and management compensation, and others.

     42. The April 20, 2009 Form 13D did not disclose the Pinnacle Group Defendants' intent to liquidate the assets of Forgent. Furthermore, the Schedule 13D falsely states that Red Oak LP had no "contracts, arrangements, understandings, or relationships" with respect to Forgent's securities.

The Group Comes Together in Person in a Show of Force

     43. On April 22, 2009, Snyder telephoned Sandberg to schedule a meeting to address the issues that Sandberg had raised in opposition to the Going Private Transaction. Snyder and Sandberg agreed to meet in Dallas on April 27, 2009. Sandberg confirmed the meeting in an email to Snyder, which also announced that the meeting would be attended by himself and "James Gladney (fellow ASUR shareholder)." The email did not mention anyone else attending with Sandberg.

--------------------

     (1) A Form 13D must be mailed to Forgent and the NASDAQ, as well as filed with the SEC, by anyone who acquires beneficial ownership of 5% or more of the outstanding common stock in a public company, within 10 days of such an acquisition. See 15 U.S.C. ss. 78m(d)(1).

     44. On April 27, 2009, Snyder and Peterson met Sandberg and Gladney at a hotel in Dallas, Texas (the "April 27 Meeting"). But Sandberg also had unilaterally invited Defendants Tristani and Graham to attend, each of whom was introduced as a major Forgent stockholder who shared Sandberg's concerns about the Company and its management. Indeed, Sandberg stated that he, Gladney, Tristan and Graham collectively owned 20% of the Company's outstanding shares.

     45. Prior to the meeting, the Company understood that Sandberg and Gladney opposed the Going Private Transaction. But the attendance of both Graham and Tristani came as a surprise to the Company because Tristani had previously indicated support for the Going Private Transaction, and the April 27 Meeting represented the first open involvement of Graham. As discussed in paragraphs 62-63, Sandberg would ultimately nominate Graham to Forgent's Board of Directors.

     46. The addition of Graham to Sandberg's group also came as a surprise to the Company. Graham had served on the board of directors of iSarla, a company controlled by the Shah Group Defendants that Forgent had acquired in late 2007, and Defendant Fenil Shah had previously indicated that the Shah Group supported the Going Private Transaction. During the meeting, Sandberg spoke on behalf of the Shah Group Defendants, and indicated that they were now opposed to the Going Private Transaction.

     47. From no later than April 27, 2009, Sandberg, the Pinnacle Group Defendants, Graham, Tristani, and the Shah Group Defendants had combined in furtherance of a common objective to acquire Forgent's common stock, to stop the Going Private Transaction, and to gain control of Forgent. Thus, at least by April 27, 2009 (and most likely, sometime earlier), Defendants had formed a "group" within the meaning of section 13(d) of the 1934 Act.

Sandberg Again Speaks on Behalf of a Group

     48. On May 4, 2009, Sandberg, on behalf of the Pinnacle Group Defendants, sent another letter to Forgent in opposition to the Going Private Transaction. In that letter, Sandberg again demonstrated his continuing coordination with Forgent's other shareholders. Sandberg writes that "the [Going Private Transaction] strategy is likely to be doomed in any event. It is our belief that the plan will be rejected by the shareholders." Sandberg continued: "We believe the only shareholders who support the current decisions of ASUR's board and management team are, in fact, ASUR's board and management team."

Goepel Emerges as a Member of the Group

     49. Defendant Goepel, like Graham, is a former member of the board of directors of iSarla. In May 2009 - only weeks after the April 27 meeting - Goepel approached Forgent representatives at a conference in Long Beach, California. Goepel openly criticized the Company, its management, and the Going Private Transaction. Goepel parroted the same exact arguments raised by Sandberg and Gladney at the April 27 Meeting and in the Pinnacle Group Defendants' public flings.

     50. Goepel's emergence at this time belies coincidence, particularly since only weeks later, Sandberg would nominate Goepel as one of Defendants' dissident director nominees (and Goepel readily agreed).

Defendants Step Up the Proxy Fight

     51. On May 13, 2009, the Pinnacle Group Defendants fled a preliminary proxy statement with the SEC. The proxy statement noted that they owned 7.3% of the outstanding common stock, urged shareholders to vote against the Going Private Transaction, and disclosed their intent to nominate a new slate of directors regardless of the outcome of the Going Private Transaction. The proxy statement does not mention any of the other members of the group (such as Tristani, Graham or the Shah Group Defendants), their stock ownership, or their view of Forgent as "an asset play."

     52. On May 13, 2009 the Pinnacle Group Defendants also fled an amended
Schedule 13D that stated:

          The statement also discloses an intention to nominate candidates for election to the Company's board at the next annual meeting, whether or not the going private proposals are adopted, and advocates certain changes in Company policies. Red Oak and the other filing persons specifically disclaim any intention to assume control of the Company, and stated that they expect a majority of their nominees will be persons not affiliated with Red Oak. The Company has at this time not set a date for its next stockholder meeting to elect directors. Because Red Oak intends to commence a proxy fight to oppose the intended going-private transaction and has expressed the intent to seek a change in control of the Company (even though Red Oak does not itself seek to control the Company).

     The May 13 Form 13D/A does not mention any of the other members of the group (such as Tristani, Graham or the Shah Group Defendants), their stock ownership, or their intention to liquidate the company.

     53. Also on May 13, 2009 Defendant Graham issued a press release that parroted the same arguments that Sandberg and Gladney had raised at the April 27, 2009 meeting.

     54. On May 14, 2009, Forgent responded to Pinnacle's flings and several of the accusations they had made against the Company in the preceding months. Forgent's fling in part echoes the allegations in paragraphs 27-29 herein concerning the Pinnacle Group Defendants' view of Forgent as an "asset play." Namely, the Company disclosed its view that the Pinnacle Group Defendants' motivation all along has been to sell Forgent's assets and stop Forgent from operating as a going concern.

     55. On May 18, 2009, the Pinnacle Group Defendants fled an amended Form 13D, and Form PRRNI4A in which they denied that Sandberg ever characterized Forgent as an "asset play," and suggested that Sandberg instead viewed Forgent as a going concern. In those materials, the Pinnacle Group Defendants asked Snyder to step down immediately and without severance. Also on May 18, 2009, Forgent issued a press release responding to the amended 13D and urging shareholders to vote in favor of the Going Private Transaction.

     56. On May 20, 2009, Defendant Gladney issued a press release that again parroted the same arguments that Sandberg and other members of the group had been raising in earlier weeks.

Sandberg Attempts to Disavow Group Status

     57. On May 21, 2009, the Pinnacle Group Defendants fled revised proxy solicitation materials that again urged shareholders to vote against the Going Private Transaction. By now Sandberg had become keenly aware that his consortium of dissident shareholders constituted a "group" under Section 13(d) of the Exchange Act, and therefore the filing volunteers the following self-serving statement:

          Although the April 27 meeting was attended by three other holders of company stock, those holders were not asked to join Red Oak in formally opposing the Company's Going Private Transaction and have not done so. Red Oak made its own decision about fling proxy materials and is not receiving any financial support from other holders.

     That statement cannot insulate him from the requirements of section 13(d), nor does it affect the conclusion that these shareholders constitute a "group" for purposes of section 13 (d).

     58. The Pinnacle Group Defendants' definitive proxy solicitation materials, fled on May 28, 2009, contain the same attempted "group" disclaimer as did the May 21, 2009 filing. It is equally ineffective.

The Shah Group Defendants Emerge as a Members of the Group

     59. As discussed in paragraph 43-47, Sandberg informed Forgent at the April 27, 2009 meeting that the Shah Group Defendants were opposed to the Going Private Sale. Thus, Sandberg and representatives of the Shah Group clearly had been in contact on or before April 27, and had agreed on a common purpose.

     60. As discussed in paragraph 25, the Shah Group Defendants were former owners of iSarla, which Forgent acquired in October 2007, and as a result of that acquisition became significant Forgent stockholders.

     61. The primary members of the Shah Group - Fenil Shah and Snenhal Shah are electrical engineers and entrepreneurs by background. Fenil and Snenhal Shah worked as employees of Forgent for approximately six months after the acquisition of iSarla in 2007. They served as consultants to Forgent in the months after that.

     62. Until May 2009, the Shah Group Defendants had no history whatsoever as activist shareholders. However, on May 28, 2009 - a month after Sandberg spoke on their behalf at the April 27 meeting - and only days before the June 2, 2009 shareholders meeting, Defendant Fenil Shah fled a Form 13D on behalf of the Shah Group Defendants which represented that the Shah Group Defendants owned 2,111,864 shares of common stock, representing 6.8% of all of Forgent's outstanding shares.

     63. At the same time, the Shah Group Defendants issued a press release in opposition to the Going Private Transaction and against the Forgent. The press release articulated the same grounds for opposing the Going Private Transaction as Sandberg and the Pinnacle Group Defendants had been trumpeting for weeks.

The Group Coordinates to Nominate a Competing Slate of Directors

     64. On or about May 28, 2009, the Pinnacle Group Defendants (i.e., Sandberg) sent Forgent notice of their intent to nominate six directors for election to the Board: Cornelius Ferris, Adrian Pertierra, Jeffrey Vogel, Sandberg, Graham and Goepel.

     65. The identities of Sandberg's nominees belie any suggestion that these shareholders had not formed a group for purposes of section 13(d) long before the Pinnacle Group filed its first Form 13D fling, and at least by the April 27 meeting in Dallas. As discussed in paragraphs 43-47, both Graham and Gladney had attended the April 27 Meeting with Sandberg. Both Goepel and Gladney had been parroting the Pinnacle platform in previous weeks, and Graham and Goepel are former directors of iSarla. Further, nominee Jeffrey Vogel is a business associate of Defendant Gladney's at Liberty Capital Partners, and nominee Adrian Pertierra is a senior analyst with Red Oak LLC, one of the Pinnacle Group Defendants.

     66. These nominations are consistent with the pattern of prior concerted efforts by these individuals (and were all offered as a common slate by Sandberg). Indeed, Sandberg admitted in a June 29, 2009 SEC fling that while he and Mr. Pertierra were affiliated with the Pinnacle Group, in fact three of the other nominees were suggested by "other large shareholders."

The Group Succeeds in Defeating the Going Private Transaction

     67. By June 1, 2009, it had become apparent to the Company that it would not have the shareholder votes needed to approve the Going Private Transaction. Accordingly, on that date the Board cancelled the Special Stockholders Meeting that was previously scheduled for June 2, 2009 and announced that it would hold its annual stockholders meeting on July 30, 2009.

     68. On June 4, 2009, Sandberg issued a press release thanking shareholders "for support in successful proxy contest." The press release states that, although Sandberg did not have access to full voting results, "according to the information available to [him], more than 44% of shares voted outright against the Go-Private proposals and another 5% abstained. Further, [he] was informed that in addition approximately another 3% of shares voted or planned to vote against the proposals as well, resulting in an estimated 52% to 32% margin of victory."

     69. The June 4, 2009 press release evidences a degree of coordination and communication between Sandberg and other shareholders. Further, on the same day, Sandberg asked Gladney to speak with Mr. Mazzuchelli, one of Forgent's directors, which Gladney did. There is no question that Gladney and Sandberg share a common purpose and are working together toward that purpose.

Defendant Sandberg's June 2009 E-Mails

     70. On June 3, 2009, Sandberg e-mailed Snyder and requested a meeting in Boston with members of the Forgent Board. In that email, Sandberg notes that "at least five of our nominees can attend a meeting there as well as large shareholders (such as Fend and Snebal Shah and James Gladney), such that over 20% of ASUR's common stock outstanding would be present (on top of your 2% stake)." (emphasis added).

     71. On June 9, 2009 Sandberg e-mailed Snyder on behalf of himself and his group of shareholders. In addition to copying Gladney on the email, Sandberg (i) references direct communication regarding the "going private" proxy vote with Graham and Shah, (ii) references "us and other large shareholders," and (iv) states "We want [Forgent's] Board to present to its largest shareholders."

     72. Ten days later, Sandberg again emailed Snyder and Defendant Gladney. In this email Sandberg evidences first hand knowledge of the specific actions of five other non Pinnacle Group investors relative to the Company's recent earnings call. Among other things, he mentions the Shah Group Defendants'
Schedule 13D fling, and presumes to advise the Company on how to report the Shah Group's stock ownership.

     73. On June 29, 2009, Sandberg wrote to the Company regarding the June 18, 2009 earnings call, stating that he had been in contact with at least seven shareholders who had unsuccessfully attempted to ask questions during the call. The letter also references specific discussions between Sandberg and Defendant Gladney.

     74. All of this is further evidence of a coordinated and concerted pattern of activity by and among the members of the group.

Sandberg Gears Up for Another Proxy Contest

     75. On June 16, 2009, Forgent issued a preliminary proxy statement in preparation for its July 30, 2009 shareholders meeting.

     76. In an effort to defeat the Company's nominated slate of directors and install his own nominated slate, the Pinnacle Group Defendants began to increase their holdings in Forgent, thus increasing the voting power of the group he leads. By June 23, 2009, the Pinnacle Group Defendants had acquired 3,112,105 shares, or 10% of Forgent's common stock.

     77. Forgent has reason to believe that other members of the group also have participated in significant open market purchases of the Company's shares since June 1. The concurrent aggregation of the Company's shares by the members of the group is de facto evidence of a concerted action by those individuals and entities.

                                  V. COUNT ONE
                                     ---------

                   Violation of Section 13(d) of the 1934 Act
                             Against All Defendants

     78. Forgent repeats and re-alleges the allegations contained in proceeding paragraphs I through 76 as if they were fully set forth herein.

     79. Section 13(d) of the 1934 Act requires that any "person" who acquires either directly or indirectly the beneficial ownership of more than 5% of an issuer's common stock shall, within 10 days after such acquisition, send to the issuer at its principal executive office and to the exchange where the security is traded, and file with the SEC, a statement containing the information required by the section and relevant SEC rules, including (among other things):

          (A) the background, and identity, and the nature of such beneficial ownership by, such person and all other persons by whom or on whose behalf the purchases have been or are to be effected;

          **** **** ****

          (c) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure; [and]

          (D) the number of shares of such security which are beneficially owned, and the number of shares concerning which there is a right to acquire, directly or indirectly, by (i) such person, and (ii) by each associate of such person, giving the background, identity, residence, and citizenship of each such associate.

15 U.S.C. 5 78m(d)(1).

     80. In order to prevent circumvention of section 13(d)(1), section 13(d)(3) provides that "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a `person' for the purposes of this subsection." 15 U.S.C. ss. 78m(d)(3).

     81. The Pinnacle Group Defendants fled a Schedule 13D on April 20, 2009, which falsely states that they beneficially owned 2,285,796 shares of common stock representing 7.35% of all outstanding shares of Forgent common stock. Those statements are materially false because, by operation of law, once the group was formed, each defendant, including the Pinnacle Group Defendants, beneficially owned all shares of Forgent common stock that were beneficially owned by all members of the group. Rule 13d-5(b)(1) states that "when two or more persons agree to act together for the purposes of acquiring, holding, voting, or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of [section 13 (d) of the '34 Act], as of the date of such agreement, of all equity securities of that issuer beneficially owned by such persons."

     82. The April 20, 2009 Schedule 13D falsely states that the Pinnacle Group Defendants "are concerned with Forgent's performance" and that they were "open to initially working with management and the Board in the near-term to address and resolve its concerns." In reality, the Pinnacle Group Defendants viewed Forgent as an "asset play" whereby they would gain control of Forgent and then liquidate its assets such that Forgent would cease to be a going concern.

     83. The April 20, 2009 Schedule 13D also states that Red Oak Partners had no "contracts, arrangements, understandings, or relationships" with respect to Forgent's securities. That statement is false because the Pinnacle Group Defendants have acted with respect to Forgent's securities pursuant to contracts, arrangements, understandings or relationships with other persons that they did not disclose.

     84. The Pinnacle Group Defendants fled revisions and amendments to their
Schedule 13D on May 4, 2009, May 13, 2009, May 18, 2009, May 29, 2009, June 17,
2009, June 18, 2009, and June 23, 2009. Each of these filings is materially false and misleading for the same reasons that the original April 20, 2009

Schedule 13D is materially false and misleading. Namely, each of these flings
(i) misrepresented the number of beneficial shares owned; (ii) misrepresented the Pinnacle Group Defendants true intentions with respect to their shares in Forgent; and (iii) failed to disclose significant contracts, arrangements, understandings or relationships with other persons with respect to Forgent's stock.

     85. The Pinnacle Group Defendants also violated section 13(d) by failing to file any Schedule 13D before April 20, 2009. The Pinnacle Group had formed a section 13(d) group with other defendants as early as February 2009 when Defendant Sandberg first began speaking on behalf of the group. On information and belief, the Pinnacle Group Defendants beneficial ownership combined with the beneficial ownership of other members of the group exceeded 5% of all Forgent common stock at least ten days before April 20, 2009.

     86. The Shah Group Defendants filed a Schedule 13D on May 28, 2009. The Shah Group Defendants May 28, 2009 Schedule 13D falsely states that the Shah Group Defendants beneficially owned 2,111,864 shares of common stock representing 6.8% of all outstanding shares of Forgent common stock. Those statements are materially false because, by operation of law, once the group was formed, each defendant, including the Shah Group Defendants, beneficially owned all shares of Forgent common stock that were beneficially owned by all members of the group.

     87. The May 28, 2009 Schedule 13D states that the Shah Group Defendants had no "contracts, arrangements, understandings, or relationships" with respect to Forgent's securities. That statement is false because the Shah Group Defendants have acted with respect to Forgent's securities pursuant to contracts, arrangements, understandings or relationships with other persons that they did not disclose.

     88. The Shah Group Defendants also violated section 13(d) by failing to fie any Schedule 13D before May 28, 2009. The Shah Group Defendants had formed a section 13 (d) group with other defendants as early as February 2009 when Sandberg first began speaking on behalf of the group. On information and belief, the Shah Group Defendants' beneficial ownership combined with the beneficial ownership of other members of the group exceeded 5% of all Forgent common stock before at least ten days before May 28, 2009.

     89. Defendants Gladney, Graham, Goepel and Tristani violated section 13(d) by failing to file any Schedule 13Ds disclosing (a) their participation in, or the existence of the group that they formed with the Pinnacle Group Defendants and/or the Shah Group Defendants, (b) the shares beneficially owned by the group, or (c) their intention of acquiring control of Forgent and liquidating its assets.

                                  VI. COUNT TWO
                                      ---------

                            Violations of Rule 14a-9
                      Against the Pinnacle Group Defendants

     90. Rule 14a-9 provides that "No solicitation subject to this regulation shall be made by means of any proxy statement ... which omits to state any material fact necessary in order to make the statements not false or misleading."

     91. On May 13, 2009, the Pinnacle Group Defendants fled their preliminary proxy statement on Schedule 14A which states that they beneficially owned 2,285,796 shares of Forgent's outstanding common stock, or approximately 7.3% of the total outstanding common stock. By that filing, the Pinnacle Group

Defendants encouraged shareholders to vote "no" to the Company's Going Private Transaction. Furthermore, the Pinnacle Group Defendants represented that they were not "seeking to control the Company." The Pinnacle Group Defendants also represented that they had not been "a party to any contract, arrangement or understanding with any person with respect to any securities of the Company."

     92. These statements are materially false and misleading because (i) the Pinnacle Group Defendants failed to represent the true amount of their beneficial ownership in that they did not disclose any shares held by members of the group; (ii) they had, in fact, been a party to contracts, arrangements, or understandings with respect to Forgent's securities; and because (iii) the Pinnacle Group Defendants did intend to control the Company, including that it viewed the Company as "an asset play."

     93. On May 18, 2009, the Pinnacle Group Defendants fled revised preliminary proxy materials that are materially false and misleading for some or all of the same reasons the May 13, 2009 preliminary proxy statement is misleading.

     94. On May 21, 2009, the Pinnacle Group Defendants fled revised preliminary proxy materials that are materially false and misleading for some or all of the same reasons the May 13, 2009 preliminary proxy statement is misleading. Additionally, the May 21, 2009 revised preliminary proxy statement contains the following language designed to mislead regarding the group the Pinnacle Group Defendants had formed: "Although the April 27 meeting was attended by three other holders of company stock, those holders were not asked to join Red Oak in formally opposing the Company's going private plan and have not done so. Red Oak made its own decision about filing proxy materials and is not receiving any financial support from other holders."

     95. On May 21, 2009, the Pinnacle Group Defendants fled additional revised preliminary proxy materials that are materially false and misleading for some or all of the same reasons the May 13, 2009 preliminary proxy statement is misleading. Additionally, the May 21, 2009 revised preliminary proxy statement contains the following statements designed to mislead regarding the Pinnacle Group Defendants intentions with respect to its holdings in Forgent stock:
"please note that we have never characterized ASUR as an `asset play' and if we regarded it as such would not have recommended to you several important cost-saving measures."

     96. On May 28, 2009, the Pinnacle Group Defendants fled a preliminary proxy statement that is materially false and misleading for some or all of the same reasons the May 13, 2009 and May 21, 2009 preliminary proxy statements are misleading.

     97. On June 5, 2009, the Pinnacle Group Defendants fled additional revised preliminary proxy materials that are materially false and misleading for some or all of the same reasons the May 13, 2009 preliminary proxy statement is misleading.

                                VII. COUNT THREE
                                     -----------

                   Violations of Section 20(A) of the 1934 Act
               Against Sandberg and Certain Shah Group Defendants

     98. Forgent repeats and re-alleges the allegations contained in paragraphs 1 to 95 as if they were fully set forth herein.

     99. Sandberg possesses the power to direct or cause the direction of the management, and did in fact direct or cause the direction or management, of the

Pinnacle Group Defendants, including Defendants' actions and omissions in violation of sections 13 (d) and 14(a) of the 1934 Act. In particular, Sandberg is the Managing Member of (or the Managing Member of the General Partner of) Red Oak LLC, the Red Oak LP, Pinnacle LLC, Pinnacle LLLP and the Bear Market Fund.

     100. Sandberg is a controlling person of the Pinnacle Group Defendants within the meaning of section 20(a) of the 1934 Act and therefore is jointly and severally liable for the violations of 13(d) of the 1934 Act as set forth above.

     101. Defendants Fenil Shah, Chimanlal Shah, Falguni Shah, and Vibha Shah possessed the power to direct or cause the direction of the management, and did in fact direct or cause the direction or management, of Sarla Software LLC, including actions and omissions in violation of sections 13(d) of the 1934 Act. In particular, Fenil Shah, Chimanlal Shah, Falguni Shah, and Vibha Shah are members of Sarla Software LLC and have voting and investment control with respect to the shares held of record by Sarla Software LLC.

     102. Fenil Shah, Chimanlal Shah, Falguni Shah, and Vibha Shah are controlling persons of Sarla Software LLC within the meaning of section 20(a) of the 1934 Act and therefore are jointly and severally liable for the violations of 13(d) of the 1934 Act as set forth above.

                           VIII. DECLARATORY JUDGMENT
                                 --------------------

     103. Forgent repeats and re-alleges the allegations contained in paragraphs 1 to 100 as if they were fully set forth herein.

     104. Declaratory relief is appropriate pursuant to 28 U.S.C. ss. 2201, 2202 and Federal Rule of Civil Procedure 57 because an actual controversy exists regarding Defendants' compliance with sections 13(d) and 14(a) of the 1934 Act.

     105. Forgent seeks a judgment declaring that Defendants acted in concert with one another as a section 13(d) group. If Defendants indeed acted as a group as alleged, then Defendants' current public flings are inaccurate, incomplete and misleading. Thus, a declaratory judgment is necessary to trigger an obligation by Defendants to cure their existing inadequate flings.

     106. Accordingly, Forgent seeks a judgment declaring that defendants acted as a section 13(d) group and that defendants failed to file timely, complete and accurate disclosures in violation of sections 13(d) and 14(a) of the 1934 Act.

                              IX. PRAYER FOR RELIEF
                                  -----------------

     WHEREFORE, Forgent prays for judgment as follows:

     A. Declaring that defendants acted in concert with one another as a group under section 13(d);

     B. Declaring that defendants failed to file timely, complete and accurate disclosures in violation of sections 13(d) and 14(a) of the 1934 Act;

     C. Directing that defendants file truthful and accurate Schedule 13D disclosures that comply with applicable rules and regulations;

     D. Issuing a preliminary and then permanent injunction enjoining defendants from acquiring additional shares of Forgent unless and until they file accurate and compliant Schedule 13D disclosures;

     E. Issuing a preliminary and then permanent injunction enjoining defendants from voting any shares that they acquired without making proper disclosures;

     F. Issuing a preliminary and then permanent injunction enjoining defendants from voting any proxies received prior to such time as the Court ascertains that defendants have filed accurate and compliant Schedule 13D and 14A disclosures;

     G. Granting leave to Forgent to conduct expedited discovery with respect to the claims alleged herein;

     H. Awarding Forgent its reasonable attorneys' fees and other proper fees and costs; and

     I. Granting such other and further relief as the Court may deem just and proper.

     Dated: June 30, 2009                        Respectfully submitted,



                                                 /s/ [Illegible]
                                                 ---------------------
                                                 Thomas R. Jackson
                                                 Texas State Bar No. 10496700
                                                 Joshua S. Roseman
                                                 Texas State Bar No. 24007948
                                                 Evan P. Singer
                                                 Texas State Bar No. 24037501

                                                 JONES DAY
                                                 2727 North Harwood Street
                                                 Dallas, Texas 75201-1515
                                                 Telephone:     (214) 220-3939
                                                 Facsimile:     (214) 969-5100


                                                 Trek Doyle
                                                 Texas State Bar No. 00790608

                                                 WINSTEAD P.C.
                                                 401 Congress Avenue, Suite 2100
                                                 Austin, Texas 78701
                                                 Telephone:     (512) 370-2800
                                                 Facsimile:     (512) 370-2850

                                                 ATTORNEYS FOR PLAINTIFF
                                                 FORGENT NETWORKS, INC.